Exhibit 99.1

GDS Appoints New Agent for Service of Process

SHANGHAI, China, October 1, 2018 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, previously appointed Law Debenture Corporate Services Inc. as agent for the service of process in respect of the Company’s Registration Statement on Form F-1 (File No. 33-213951), as amended, initially filed with the SEC on October 4, 2016 (the “form F-1 Registration Statement”).  Such appointment expired on September 30, 2018.

The Company today announced it has appointed Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, New York 10016, as successor agent for the service of process in respect of the Form F-1 Registration Statement, effective as of and after October 1, 2018.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

Ross Warner

Phone: +86 (10) 5730-6201

Email: GDS@tpg-ir.com

GDS Holdings Limited